Domestic Brands Inc.

Successor to Charles & Company

Balance Sheets

(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ 76,112	$ -
Accounts receivable	12,068	18,362
Inventory	2,496	675
Total current assets	90,676	19,037
Machinery and equipment	5,168	2,264
TOTAL ASSETS	$ 95,844	$ 21,301
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ 16,261	$ 1,228
Note payable	1,519	2,778
Total current liabilities	17,780	4,006
Long-term debt	6,084	6,084
Commitments and contingencies	-	-
Common sotck, par value $0.00001	55	55
Capital in excess of par value	28,878	10,138
Retained earnings	43,047	1,018
Total shareholders' equity	71,980	11,211
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 95,844	$ 21,301